UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: June 29, 2011

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CEMEX, S.A.B. de C.V. (CEMEX or “the Company”) received a request for information from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) to provide further details concerning the Company’s process to migrate to IFRS. In connection with such request, the Company today disclosed the following:

CEMEX’s transition date from the Mexican Financial Reporting Standards (MFRS) to International Financial Reporting Standards (IFRS) is January 1, 2010 and the corresponding official migration or adoption date will be January 1, 2012. From this date forward the Company will report its consolidated financial information under IFRS.

The information disclosed in this document is preliminary, unaudited and subject to change.

The following information was prepared with the IFRS applicable as of December 31, 2010; therefore is subject to modifications in case of changes or new IFRS.

I. Information to disclose

All amounts are stated in millions of Mexican pesos, unless mentioned otherwise.

1.
According to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” the Company can retrospectively apply certain mandatory exceptions and optional exemptions which will be used at the IFRS transition date.

Mandatory exception addressed by IFRS 1 with retrospective application
No.	Description	CEMEX decision
1.1	Estimates	CEMEX complied with this mandatory exception and based on the current results, previously carried out estimations will not be modified.
1.2	Derecognition of financial assets and liabilities

An impact is expected related to this exception as a consequence of the securitization programs that CEMEX has with several financial institutions. The expected financial effect is an increase in assets and liabilities.

1.3	Hedge accounting	As of the transition date to IFRS, CEMEX does not expect an impact related to hedge accounting resulting from this exception.
1.4	Non-controlling interest	CEMEX is required to use this mandatory exception. However, it is not applicable as there are no changes in CEMEX ownership interests.
1.5	Classification and measurement of financial assets

CEMEX is evaluating whether this exception might have an effect in its financial information. However, as a result of the preliminary analysis, it is considered that this exception will not be applicable.

1.6	Embedded derivatives

CEMEX is evaluating whether this exception might have an effect in its financial information. However, based on the analysis carried out under MFRS and considering that no differences where found between MFRS and IFRS related to this topic, it is considered that this exception will not be applicable.

Optional exemptions addressed by IFRS 1
No.	Description	CEMEX decision
1.7	Business combinations	As a result of the IFRS 1 evaluation, CEMEX has decided not to restate past business combinations before the transition date, and thus, there is no effect in the financial information as of such date.
1.8	Share-based payment transactions

Considering the suppletority of IFRS in Mexico, CEMEX applied IFRS 2 until December 31, 2008 and has been applying MFRS D-8 “Share-based payments” from January 1, 2009 to date. CEMEX does not identify any significant difference between IFRS 2 and MFRS D-8 and therefore, no impact in the financial information resulting from share-based payments is expected as of the transition date.

1.9	Insurance contracts	This exemption is not applicable to CEMEX; therefore there will be no effect in its financial information.
1.10	Fair value or revaluation as deemed cost

CEMEX decided to apply this exemption as follows:
a)    The Company chose to revaluate the following classes of fixed assets at their fair value:
–    Mineral reserves (Quarries),
–    Land,
–    Operating and administrative buildings, and
–    Machinery and large equipment (Kilns, mills, etc.)
Independent experts were hired to carry out the revaluation of said fixed assets. This election will generate, for the revaluated assets, different depreciation and depletion amounts under IFRS for the years 2010 and 2011 with respect with the amounts recognized under MFRS for the same periods.

b)    CEMEX chose to apply the MFRS book value as of the transition date, for the following classes of fixed assets:
–    Vehicles (Mixers, trucks utility vehicles, etc.),
–    Furniture and equipment (Computer equipment, office furniture, etc.), and
–    All classes of fixed assets resulting from the 2007 acquisition of Rinker Group Limited.
For said group of assets, this choice will not generate an impact in the 2010 and 2011 financial information under IFRS in comparison with the amounts recognized under MFRS.

Concerning intangible assets, the Company chose the exemption mentioned in b) above, therefore, no significant impacts are expected in the financial information.

For CEMEX’s investment properties, the Company chose the exemption mentioned in b) above, therefore, no significant impacts are expected in the financial information.

1.11	Leases

Based on analyses carried out under MFRS and considering that no differences are found between MFRS and IFRS related to this topic, it is considered that the financial information will not be affected by this exemption.

1.12	Employee benefits	As of the transition date, all the accumulated actuarial gains and losses will be recognized directly in equity.
1.13	Cumulative translation differences	CEMEX has elected to use this exemption and the CTD will be deemed zero at the transition date. The impact in the financial information will be a reclassification of CTD to retained earnings.
1.14	Investments in subsidiaries, jointly controlled entities and associates

CEMEX has decided to apply the exemption provided in IFRS 1 which allows the use of the book values under the equity method, following previous GAAP guidelines, as the deemed cost for investments in subsidiaries, joint ventures and associates. Therefore, this exemption does not have an impact on the financial information.

1.15	Assets and liabilities of subsidiaries, associates and joint ventures

CEMEX will measure the assets and liabilities of  subsidiaries (or associates or joint ventures) that have already adopted IFRS prior to the parent company at the same carrying amounts as in the financial statements of the subsidiary (or associate or joint venture).

It is important to point out that the effect of this exemption will result from the operations from Ireland, United Arab Emirates, Croatia, Guatemala, Panama, the Dominican Republic, Costa Rica and Nicaragua. All of the above mentioned are countries that use IFRS issued by IASB as their local accounting standards, except Ireland which utilizes IFRS adopted by the European Union, which does not differ from the ones issued by IASB, applicable to CEMEX.

1.16	Compound financial instruments

As of the transition date, there are no differences between MFRS C-12 “Financial instruments with liability or equity characteristics, or both” and IFRS regarding CEMEX’s compound financial instruments; therefore, no impact on the financial information is expected.

1.17	Fair value measurement of financial assets or financial liabilities at initial recognition	This exemption is not applicable to CEMEX; therefore there will be no effect in its financial information.
1.18	Decommissioning liabilities included in the cost of property, plant and equipment	CEMEX has decided to use this exemption and apply the short cut method. An immaterial effect is expected in the financial information.
1.19	Financial assets or intangible assets accounted for in accordance with IFRIC 12	This exemption is not applicable to CEMEX; therefore there will be no effect in its financial information.

1.20	Borrowing costs	CEMEX decided to apply this exemption; however, the effects are still being identified.
1.21	Designation of previously recognized financial instruments	CEMEX does not expect a change in the classification of the financial assets and liabilities at transition date. Therefore this optional exemption will not be elected.
1.22	Severe hyperinflationary economies

As of the transition date, no CEMEX subsidiary is currently operating in a hyperinflationary economy as defined by IFRS. Therefore, this exemption is not applicable to CEMEX; and there will be no effect in its financial information.

2.	The Company should disclose all relevant effects to their current consolidated balance sheet, statement of operations and statements of cash flows due to the Company’s process to migrate to IFRS.

Consolidated balance sheet
The main effects in the consolidated balance sheet as of the transition date, with the information available as of the date of this document consist of:

	As of December 31, 2009 under MFRS	Note	Approximate variation range as of the IFRS transition date
ASSETS
CURRENT ASSETS
Cash and investments	14,104		0%
Trade receivables less allowance for doubtful accounts	13,383	a	1 - 2%
Other accounts receivable and other current assets	12,092		0%
Inventories, net	17,191	b	0 - 1%
Investments and non-current account receivables	32,144		0%
Property, machinery and equipment, net	258,863	c	4 - 6%
Goodwill, intangible assets and deferred charges, net	234,509		0%
TOTAL ASSETS	582,286		5 - 9%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt, accounts payable and accrued expenses	48,838		0%
Debt and other long term liabilities	241,146		0%
Other financial obligations	2,090	a	1 - 3%
Deferred income taxes	32,642	d	2 – 4%
TOTAL LIABILITIES	324,716		3 – 7%
STOCKHOLDERS’ EQUITY
TOTAL STOCKHOLDERS’ EQUITY	257,570	e	2 – 5%
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	582,286		5 – 9%

a.	Increases in accounts receivables and other financial obligations are expected as a result of the current securitization programs, which do not comply with all the IFRS 39 derecognition requirements.

b.	Inventories could have an immaterial effect due to “advanced payments”, “componentization of spare parts” and “storage costs.”

c.
“Fair value or revaluation as deemed cost” is expected to cause the most important effect in the consolidated balance sheet as of the transition date. CEMEX determined the fair value of some of its fixed assets, as described in item 1 above, with a net increase in such caption.

d.	Deferred income taxes are expected to increase as of the transition date mainly due to the revaluation of fixed assets as mentioned above.

e.
Based on IFRS 1, some IFRS first time adoption effects as of the transition date are recognized directly against retained earnings, such as the fixed assets revaluation, net of their deferred taxed effect.

Consolidated statement of operations:

As of the date of this filing, the effects in the 2010 and 2011 consolidated statement of operations have not yet been determined by CEMEX, however, the identified expected impacts are related to changes in the depletion and depreciation of revaluated fixed assets and that will be reflected in inventories, cost of sales and operating expenses.

Consolidated statement of cash flows:

As of the date of this document, the Company has not yet determined the effects in the consolidated statement of cash flows. Some transfers between categories in the financial statement, such as operating, investing and financing activities are expected mainly as a result of the differences in presentation in MFRS and IFRS. However, CEMEX does not expect changes in the periodic cash variations and cash balances.

3.	Mention any changes in accounting policies and modifications to the functional currency.

As of today, CEMEX is in the process of modifying its accounting policies to make them comply with IFRS, so that any additional impact to the above mentioned topics, has not yet been quantified. However, the impact from changes in accounting policies is expected to be immaterial.

Additionally, CEMEX does not consider changes to the functional currencies of its subsidiaries and its reporting currency as a result of its transition to IFRS.

4.	Indicate if the Company uses or will use of a suppletory set of rules or accounting guidelines that differ from IFRS and justify.

As of the transition date, CEMEX will fully utilize the rules and guidelines determined by IFRS. CEMEX will not use different accounting rules or guidelines that differ from IFRS.

5.	Define how much historical data will be converted to IFRS for performance comparison and measurement purposes.

The consolidated financial statements to be presented under IFRS for the period ending December 31, 2012 will include comparative financial statements under IFRS for the years ended as of December 31, 2010 and 2011, in addition to the IFRS opening balance sheet as of January 1, 2010.

6.
Mention how the IFRS application may affect key performance indicators and whether such indicators will remain appropriate to measure the goals and performance. Also indicate which contractual obligations could be affected as of the adoption date.

Performance Indicators

With the information available as of the date of this document, CEMEX does not expect its key performance indicators to be significantly affected by the adoption of IFRS, such as Adjusted EBITDA (operating income plus depreciation, depletion, impairment and amortization), and are considered to remain appropriate, however the Company is still in the analysis phase.

Contractual obligations

CEMEX’s most significant debt contractual obligation, the Financing Agreement, entered on August 14, 2009, establishes various restrictions, including compliance with financial ratios, calculated using the consolidated financial statements, such as the leverage ratio (total debt divided by adjusted EBITDA) and interest coverage ratio (adjusted EBITDA divided by interest expense). Such agreement contains safeguards in case of a GAAP migration which grants CEMEX the possibility to neutralize its initial adoption effects. This is due to the fact that the Company has a reasonable period of time to negotiate the obligations related to compliance with the financial ratios mentioned above based on the new GAAP (IFRS).  In case an agreement is not reached, the contract allows, subject to certain conditions, the continued application of the original GAAP as of the date of the signature of the Financing Agreement, on a pro forma basis, as if the GAAP migration never occurred.

For other relevant financial contractual obligations, CEMEX is not required to comply with the financial ratios of leverage and interest coverage; however, when the leverage ratio is less than 2.0 times, the Company would be restricted in the amount of debt that it can subscribe and / or the investments that it can perform. In the case of these financial contracts, the leverage ratio would be determined with the new GAAP (IFRS), however, such contracts contain an exclusion which states that the portion of the liability corresponding to qualified securitization programs should not be considered as debt, as it is the case in CEMEX. Therefore, the Company considers that the change in GAAP will not have a significant impact on these contracts.

II. Expected impacts in information systems

The company should disclose, if applicable, the modifications necessary in the information systems, with the purpose of achieving the required transformations in the accounting data for submitting the information; stating if in overall, the IFRS implementation will modify the current balance sheet statement, statement of operations, changes in stockholders’ equity and statements of cash flows and if any modifications need to be applied in the reporting templates.

Even that the information systems have been impacted by the IFRS adoption, the process of submitting information to the CNBV will not be affected, due to the fact that the implementation will not modify in its presentation CEMEX’s balance sheet statement, statement of operations, changes in stockholders’ equity and statements of cash flows, therefore, no modifications to CEMEX’s reporting templates are going to be performed.

III. Transition  progress status

Describe briefly the steps that the Company has taken during the transition process.

The update concerning our IFRS migration process, as it was reported in our quarterly report, considering the migration stages according to the CNBV are the following

Stage	Average % of completion as of the date of this filing
Stage 1: “Communication”	100%
Stage 2: “Evaluation of accounting and business impacts”	80%
Stage 3: “Implementation and generation of parallel financial statements under IFRS and current GAAP”	54%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 29, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller